Holland+Knight

Tel 202 955 3000
Fax 202 955 5564

Holland & Knight LLP
2099 Pennsylvania Avenue, N.W., Suite 100
Washington, D.C. 20006
www.hklaw.com

Joseph R. Manghisi
212 513 3370
joseph.manghisi@hklaw.com

04045091

September 24, 2004

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

SUPPL

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, all of the items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information furnished to the Commission under cover of letters dated July 29, 2004 and August 24, 2004.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Dlw 9/27

If you have any questions regarding this filing, please do not hesitate to call me at (212) 513-3370 or, in my absence, Neal N. Beaton of this office at (212) 513-3470 or Lance D. Myers of this office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Joseph R. Manghisi / jfw

Joseph R. Manghisi
Holland & Knight LLP

2276417_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed from 1 to 2 below are set out in EXHIBIT A hereto)

[No applicable information has been distributed.]

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. Business Report for the first quarter for the year ending March 31, 2005.

2. Press Release

	Date	Title
1)	08/30/2004 (08/30/2004)	JT to Close U.S. Subsidiary for Leaf Purchasing Support

---

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

[Not Applicable]

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 2.

Business Report for First Quarter for the year ending March 31, 2005

Greeting

In the fiscal year ending March 31, 2005, we will continue promoting the growth strategy and cost structure reform we embarked on in the last fiscal year.
We intend to build a firm foundation for the future growth and establish a system with which we can concentrate on the growth strategy from the next fiscal year and onward.
The first quarter of the fiscal year ending on March 31, 2005 marked the beginning of this strategy, and we have steadily conducted strategies and measures declared in "JT PLAN-V," the medium-term management plan.

Summary of the First Quarter of the Fiscal Year Ending March 31, 2005

As can be seen in Figure 1, the results of the first quarter of fiscal year 2005 showed a decrease in income and profit; however, this is mainly attributable to the fact that the sales level in the same quarter of the previous fiscal year was high, because the tobacco tax hike in July last year generated strong last-minute demands. Profit-wise, the main profit indices other than net income (EBITDA, operating income, recurring profit) in this quarter also decreased according to the decrease of the sales. It is noted that the net income for the quarter increased dramatically, which is because an amount of ¥185 billion was posted as special losses involved in the accounting changes related to costs of the mutual aid pension in the same quarter in the previous year.

Figure 1

(unit: JPY billions)

	1st Quarter ended Jun. 30, 2003	1st Quarter ended Jun.30, 2004	Increase or decrease
After-tax net sales	12,478	11,610	(868)
Pre-tax net sales	5,451	4,944	(507)
EBITDA	1,125	986	(139)
Operating income	783	674	(108)
Recurring profit	768	655	(113)
Net income (loss)	(641)	433	1,074

Results by Business Segment

Looking at the sales (sales excluding taxes other than tobacco tax) by business segment, as Figure 1 shows, the sales of the international tobacco business and foods business increased, while the income from the domestic tobacco business dropped significantly and amounted to ¥494.4 billion, a decrease of ¥50.7 billion. As explained above, this

decrease is strongly influenced by special circumstances, i.e., effects of last-minute demands occurred in the same quarter of the previous year.

In terms of operating income, illustrated in Figure 2, the drop of income in the domestic tobacco business due to the influence of the above-mentioned special circumstances exceeded the income increase in the international tobacco business; the tobacco business thus reported profits of ¥64.6 billion, a decrease of ¥17.6 billion. In contrast, the pharmaceutical business improved the operating loss and the foods business got into the black. The foods business set balancing out the payments in operating income as one of its goals and is making steady progress.


Net Sales (before Tax)
First Quarter 2003
5,451
Overseas Tobacco (before Tax)
+74
Foods
+41
Domestic Tobacco (before Tax)
Pharmaceuticals
△1
Others
△30
△50.7 billion
First Quarter 2004
4,944
4600
4800
5000
5200
5400
5600
(100 million yen)



Operating Profit
First Quarter 2003
783
Pharmaceuticals
△10.8 billion
+24
Foods
+31
Others
+12
Tobacco
First Quarter 2004
674
0
100
200
300
400
500
600
700
800
900
(100 million yen)

Performance Prediction of Entire Fiscal Year 2005

Overall, the results of the first quarter shows a drop in profits and incomes, but as mentioned above, this is mainly due to special circumstances; thus, I consider the results to be within the range predicted at the beginning of the quarter. As a consequence, we will not make any changes in the performance prediction (announced on April 28, 2004) for the fiscal year ending March 31, 2005, which we reported to you in the previous performance report, at this point. We will maintain our focus on achieving the estimated performance.

Figure 2

(unit: JPY billions)

	FY2003 forecast	FY2004 forecast	Increase or decrease
Net sales	46,251	45,700	(551)
EBITDA	3,734	3,620	(114)
Operating income	2,340	2,340	0
Recurring profit	2,135	2,250	115
Net income (loss)	(76)	780	856
Return on equity	-0.5%	5.1%	5.6%
Free cash flow	2,691	2,000	(691)

Aiming for achieving the targets of "JT PLAN-V"

The fiscal year ending in March 31, 2005 corresponds to the second year of "JT PLAN-V," our three-year management plan. In the first quarter of fiscal year 2005,

which is the first quarter in the second year of the plan, the domestic tobacco business continues to strive to strengthen the competitiveness in the growing segments on which it is focusing its efforts (the 1-mg segment, the menthol segment and the segment of products more than ¥300). The international tobacco business is steadily improving the performance and acts as the engine driving the growth of profits of the JT Group. The pharmaceutical business started clinical development for one more new item, the foods business made a good start toward balancing out the payments in the operating income. Each business is advancing steadily toward achievement of the business target. We will keep on making company-wide efforts in the future as well, aiming at realizing the goals of "JT PLAN-V."

August 2004
President and Chief Executive Officer
Katsuhiko Honda

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products , and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

President Interview

How is the market share of the domestic tobacco business developing?

Our market share, as the graph in Figure 1 shows, leveled off from the same quarter of the previous year and decreased slightly, 0.1 percent, compared to the quarter ended March 31, 2004. The market share of our cigarette brands, excluding Marlboro, is showing signs of having bottomed out after the announcement of "JT PLAN-V." I believe this was due in part to successful market diffusion of new products that we launched aggressively in various growing segments, along with the launch of low-odor products.


JT Share
JT Share (excl Marlboro)
(%)
(%)
75
74
73
72
71
70
67
66
65
64
63
62
73.5
73.4
73.2
73.0
73.0
72.9
72.7
73.1
73.0
65.1
64.9
64.7
64.2
64.4
63.7
63.7
63.8
63.8
After 「JT PLAN-V」
Apr-June
Jul-Sep
Oct-Dec
Jan-Mar
Apr-June
Jul-Sep
Oct-Dec
Jan-Mar
Apr-June
2002
2003
2004

How is the JT share developing in the growing segments?

As a result of our aggressive launch of new products and extension of sales areas, and the sales activities that support such brands, we are steadily increasing the shares in both the 1-mg segment and menthol segment after the announcement of "JT-PLAN-V." Moreover, our share growth in the segment of products costing ¥300 or more used to be primarily carried by Marlboro, but after the announcement of "JT PLAN-V," own JT brand products such as "Lucia" are also contributing to our market share expansion. As the graph in Figure 2 indicates, our composition ratio in the growing segments has improved continuously in the first quarter of the fiscal year ending March 31, 2005 as well.


JT Share in 1mg segment
JT Share in ¥300 or above segment (excl Marboro)
JT Share in Menthol segment (excl Marboro)
(%)
(%)
50
48
46
44
42
40
20
16
12
8
20.6
47.5
16.2
45.4
45.4
45.4
15.2
14.5
13.7
14.2
43.3
42.2
10.9
9.5
8.6
8.6
10.0
11.4
After 「JT PLAN-V」
FY1999
FY2000
FY2001
FY2002
FY2003
Q1 FY2004

It looks like you are aggressively launching new products...

We started sales of 8 brands—12 brand names in total—in limited areas of eight municipal divisions from July 1 as a part of our sales expansion strategy (see the cover story from page 11). In "JT PLAN-V," we launched a policy according to which we will increase the number of new products launched in a year from the previous target of 3 to 5 brands to around 10 brands. According to this policy, we started sales of 6 new brands at the same time in January this year in our "winter campaign". At the time, that was the largest number since our conversion to a joint stock corporation. In the "summer campaign", however, we introduced 12 new brands on the market at the same time, which exceeds the 6 brands in the "winter campaign". Among the 6 brands launched in the "winter campaign", the sales of "Mild Seven One Menthol" have already expanded to the nation-wide scale and remain strong. Moreover, 3 other brands are chosen as candidates for national sales expansion in addition to "Mild Seven One Menthol"; their possibilities of success are higher than those for products launched in the past. Since not only the number of brand names introduced, but also the success possibilities are

increasing steadily, I can feel that our offensive aimed at re-taking our lost market shares has picked up full-scale momentum. Among the 12 brands we launched in the "summer campaign", we intend to select brands to be expanded in sales or rolled out nation-wide based on the sales conditions etc. in the future.

After changing the design of Mild Seven, how is its sales performance developing?
From the end of last year, we have improved the seven primary types of Mild Seven, the No. 1 brand in terms of domestic sales. Although the share of Mild Seven accounts for more than 30% of the domestic market, its market share has displayed a gradually decreasing trend for a while now, and we realized that we were losing support among young adult smokers, in particular. However, the decreasing market share trend is being reversed due to the success of "Mild Seven One," which was launched on the market with the new design in March last year ahead of others, along with improvement of our flagship brands.



Mild Seven Share
(%)
35.0
34.5
34.0
33.5
33.0
32.5
32.0
31.5
34.5
34.0
33.2
32.5
32.6
32.9
Mar 03 Launch of "Mild Seven One"
Feb 04 Design Change
FY1999
FY2000
FY2001
FY2002
FY2003
Q1 FY2004

How is the sales performance of your Global Flagship Brands (GFBs) developing in the international tobacco business?

In the first half of 2004, the growth of GFB sales accelerated and peaked at 62.7 billion cigarettes, an increase of 11.0% compared to the previous year. The main reason for this is that Winston is selling well in Russia, Turkey, Italy etc., Camel in Spain, Italy, etc., and Mild Seven remains strong in Taiwan.



GFB Sales Volume
First Half
Second Half
Increase (First Half)
(%)
(100 Million Y)
700
600
500
400
12
8
4
0
513
537
551
547
7.3
565
610
627
11
FY2001
FY2002
FY2003
FY2004

3. Business Results Summary

(Tobacco Business)

Alongside the constant overall decline in demand for cigarette products in Japan, the excise taxes on tobacco raised in July last year, further worsened the domestic tobacco business climate. In these market conditions, we are pressing ahead with efforts to increase the value of the domestic tobacco business through the steady implementation of measures from both the perspectives of sales growth strategies and cost structure reforms as presented in our medium-term business plan, "JT Plan-V."

For our sales growth strategies, we are actively introducing new products and expanding the sales area for products that have been sold in limited regions focusing on the growing segments of the 1- milligram -tar, menthol, and premium (higher price range) markets. Together with this, we are conducting aggressive and efficient sales promotion campaigns tailored to market conditions. In the first quarter of this fiscal year we expanded "Cabin Mild Menthol Box" and "Hope Menthol" to nationwide distribution from this May, and we expanded the sales area for "Fuji Renaissance 100's" from this June. Furthermore, we have been carrying out geographically limited marketing of 12 products from eight brands in eight prefectures since this July. These 12 products include four menthol products, nine over-¥300 products, and two D-spec (reduced-odor) products, which use JT's technologies for reducing odors from the tips.

For our cost structure reforms, we are carrying out steady implementation of the various measures presented in "JT Plan-V" for cost structure reform. And we are working to strengthen our ongoing competitiveness strength by making great efforts to reduce costs.

Domestic cigarette sales volumes in the first quarter of this fiscal year decreased by 11.4 billion cigarettes from the same period of the previous year to 54.2 billion cigarettes* (down 17.4% over the same period of the previous year). This was mainly due to the fact that while there was temporary demand prior to pricing revisions that accompanied the increase in tobacco excise taxes taking effect in last July, there was no such factor in the first quarter of this fiscal year. In addition, our 73.0 % market share did not change from the same period in the previous year. Net sales, excluding excise taxes, per thousand cigarettes, increased by ¥90 from the same period in the previous year to ¥3,940, due to several factors, including pricing strategies.

Note:

In addition to the figure mentioned above, sales for the first quarter of this fiscal year from domestic duty-free shops, Chinese, Hong Kong, and Macao markets which are under the control of JT's China Division, amounted to 1.5 billion cigarettes (increased 0.3 billion cigarettes, from the same period of the previous year).

In our overseas tobacco business, we have been aggressively pursuing sustained growth from effective marketing activities through JT International S.A., the core of our international operations.

Consequently, the overseas sales volume for cigarettes in the first quarter of this fiscal year increased 1.5 billion cigarettes, up 3.2%, to 48.1 billion cigarettes compared to the same period in the previous year. This was achieved because the growth in GFBs exceeded decreases that accompanied tax increases, price rises, and other factors in some markets. "Winston" made favorable progress in Russia, Ukraine, Turkey, and other countries. Sales volume for GFBs increased 2.4 billion cigarettes, up 8.8%, over the same period of the previous year to 30.0 billion cigarettes, and showed satisfactory growth.

There was growth in sales volumes for GFBs in the overseas tobacco business, but the effect of the decrease in sales volume in the domestic tobacco business had an impact on overall results. Net sales were ¥167.5 billion, down 7.6%, and operating income was ¥64.6 billion, down 21.5% from the same period of the previous year, respectively.

For the overseas tobacco business, results from January to March 2004 were incorporated into the above quarterly net tobacco business results.

Graph 1


Domestic Tobacco Business
Quarterly Sales Volume
FY2002
FY2003
FY2004
(100 million cigaret
700
600
500
400
300
200
100
0
584
656
542
596
470
600
564
509
492
Apr-Jun
Jul-Sep
Oct-Dec
Jan-Mar

Graph2


International Tobacco business
Quartely Sales Volume
FY2002
FY2003
FY2004
540
520
500
480
460
440
420
(100 million cigare
503
466
481
528
503
534
530
522
472
498
Jan-Mar
Apr-Jun
Jul-Sep
Oct-Dec

(Pharmaceutical Business)

In our pharmaceutical business we are striving to further build up and strengthen our R&D, and together with this, we are pursuing joint R&D with domestic and foreign research institutions and others. At present, we have five drugs in the clinical development pipeline. In July 2003, we obtained exclusive marketing rights in Japan from US-based Gilead Sciences for three anti-HIV drugs. "Viread", one of the three, was launched in April 2004 by our subsidiary Torii Pharmaceutical Co., Ltd. ("Torii"), following our receipt of import approval in March 2004. Currently, we are preparing applications for import approval for the remaining two drugs.

Royalty revenue from our "Viracept" anti-HIV drug declined due to increased competition. We developed the drug with Agouron Pharmaceuticals, Inc. of the United States and it is sold in the U.S., Europe, Japan and elsewhere. Net sales increased at Torii despite the influence of price revisions taking effect from April 2004 due to growth in the main products, including, "Urinorm," agent for the treatment of hyperuricemia and gout and "Antebate," topical adrenocortical hormone.

While net sales of Torii increased, "Viracept" royalties declined. As a result, net sales were ¥13.2 billion, down 1.3% over the same period of the previous year. Our R&D expenses decreased, and the amortization of goodwill resulting from the acquisition of Torii concluded in the previous fiscal year. As a result, operating losses declined ¥2.4 billion, to ¥1.2 billion, down 66.5%, from the same period of the previous year.

(Foods Business)

The business value of our foods business has been considerably enhanced by the development and introduction of new products, acquisitions and strengthening of existing sales channels and by flexible operations to meet market demands.

In the processed foods business, we are focusing our efforts on the four product areas of processed frozen foods, seasonings and seasoned foods, bakery items, and chilled foods overseas. We are working to expand the scale of the business and to enhance profitability.

In the beverage business, we are working to steadily expand our business through our vending machine operator subsidiary, Japan Beverages Co., Ltd., and we are striving for greater efficiency in our business as a whole.

The expansion of scale in the processed foods business and the expansion of beverage vending machine sales channels exceeded the decrease in the wholesale channel in the beverage industry. Net sales were ¥65.3 billion, up 6.7% over the same period of the previous year, and operating income came to ¥0.9 billion, up ¥3.1 billion from the same period of the previous year (the operating loss at the end of previous fiscal year was ¥2.1 billion).

Graph 3



Foods Business – First Quarter Sales Volume
Beverage Business
Processed Foods Business
(100 million)
700
600
500
400
300
200
100
0
161
450
216
436
First Quarter 2003
First Quarter 2004

(Other Businesses)

We operated other business in an efficient manner. Net sales were ¥14.9 billion down 17.1% and operating income came to ¥3.0 billion, up 69.0% from the same period of the previous year.

We sold shares of three printing-related subsidiaries, namely JT Pros Print Co., Ltd., Tokkyoshiki Co., Ltd., and GB One Printing Co., Ltd., to Toppan Printing Co., Ltd. in April 2004.

4. Consolidated Financial Statements

First Quarter consolidated balance sheet

	June 30, 2004 (Unaudited)	Increase (decrease)	
	(Millions of yen)		
ASSETS:			
CURRENT ASSETS	1,464,109	(13,739)	(*1)
FIXED ASSETS:	1,525,806	(25,344)	
PROPERTY, PLANT AND EQUIPMENT	696,844	(11,376)	
Buildings and structures	293,534	(6,003)	
Machinery, equipment and vehicles	135,067	(7,022)	
Land	178,075	(1,293)	
Other	90,167	2,942	
INTANGIBLE ASSETS	595,047	(15,458)	
Goodwill	326,921	(4,658)	(*2)
Trademarks	236,789	(8,809)	(*3)
Other	31,336	(1,990)	
INVESTMENTS AND OTHER ASSETS	**233,913**	**1,490**	
DEFERRED ASSETS	**66**	**(17)**	
TOTAL ASSETS	**2,989,982**	**(39,101)**	

	June 30, 2004 (Unaudited)	Increase (decrease)	
	(Millions of yen)		
LIABILITIES :			
CURRENT LIABILITIES	705,429	(51,283)	(*4)
NON-CURRENT LIABILITIES	696,263	(14,345)	
TOTAL LIABILITIES	**1,401,692**	**(65,629)**	
MINORITY INTEREST			
MINORITY INTEREST	**55,235**	**1,410**	
SHAREHOLDERS' EQUITY			
COMMON STOCK	100,000	-	
CAPITAL SURPLUS	736,400	-	
RETAINED EARNINGS	**796,563**	**32,793**	
NET UNREALIZED GAINS ON AVAILABLE-FOR-SALE SECURITIES	**15,367**	**1,181**	
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	**(80,697)**	**(8,857)**	
TREASURY STOCK	**(34,579)**	**-**	
TOTAL SHAREHOLDERS' EQUITY	**1,533,054**	**25,117**	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,989,982**	**(39,101)**	

(Note)
-Amounts less than one million yen are rounded down.

(*1)Current assets decreased due to seasonal decrease of inventories such as half-finished products or raw materials.
(*2) Goodwill represents the excess of the cost of an acquired entity over the net of fair values of assets and liabilities. This balance resulted from acquisitions of the non-U.S. tobacco operations of RJR Nabisco Inc. (currently JT International), and Unimat Corporation (currently Japan Beverage Inc.).
(*3) Trademarks mainly consist of Global Flagship Brands, namely, Camel, Winston and Salem, which were purchased at the time of the acquisition of the non-U.S. tobacco operations of RJR Nabisco Inc. (currently JT International).
(*4) Current liabilities decreased due to partial payment of accrued bonuses and retirement allowance.



8000
7000
6000
5000
4000
3000
2000
1000
0
(100 million y
6,457
6,060
5,507
5,117
6,235
4,244
7,984
3,812
7,827
3,765
FY2000
FY2001
FY2002
FY2003
FY2004 First Quarter
Cash and Marketable Securities
Interest-bearing debt

(Note)

Cash and Marketable Securities = Cash equivalent + Marketable Securities + Commercial Paper Received under Repurchase Agreements

Interest-bearing debt = Short-term bank loans + Bonds + Long-term borrowings

First Quarter consolidated statement of operations

	Three months ended June 30, 2004	Increase (decrease)	
			(Millions of yen)
	(Unaudited)		
NET SALES	**1,161,070**	**(86,814)**	(*5)
COST OF SALES	**924,298**	**(70,694)**	
GROSS PROFIT	**236,771**	**(16,119)**	
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**169,275**	**(5,301)**	
OPERATING INCOME	**67,495**	**(10,818)**	(*6)
NON-OPERATING INCOME:	**4,168**	**448**	
NON -OPERATING EXPENSES:	**6,161**	**1,014**	
RECURRING PROFIT	**65,502**	**(11,385)**	
EXTRAORDINARY PROFIT:	**4,875**	**911**	
EXTRAORDINARY LOSS:	**2,599**	**(185,654)**	(*7)
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**67,778**	**175,181**	
INCOME TAXES - CURRENT	**22,602**	**67,700**	
INCOME TAXES - DEFERRED	**-**	**-**	
MINORITY INTERESTS	**1,865**	**5**	
NET INCOME	**43,310**	**107,476**	

(Note)
-Amounts less than one million yen are rounded down.

(*5)Domestic cigarette sales volumes in the first quarter of this fiscal year decreased from the same period of the previous year. This was mainly due to the fact that while there was temporary demand prior to pricing revisions that accompanied the increase in tobacco excise tax taking effect in last July, there was no such factor in the first quarter of this fiscal year.

(*6) Operating profit decreased mainly due to decrease of sales volumes in the domestic tobacco business despite profits growth in overseas tobacco business and achievement of a surplus in foods business.

(*7) Extraordinary loss improved significantly due to lump-sum payment of mutual assistance association cost as an expense to improve the Company's financial strength during the first quarter of the previous year.


800
750
700
650
600
550
500
450
400
(100 million y
783
768
674
655
FY2003 First Quarter
FY2004 First Quarter
Operating Income
Recurring Profit


500
0
(500)
(1000)
(1500)
(2000)
(100 million y
433
22
(641)
(1842)
Extraordinary Profit and Loss
Profit of the Period

Semi-annual consolidated statement of cash flows

		(Millions of yen)
	Three months ended June 30, 2004	*Increase (decrease)*
	(Unaudited)	
NET CASH PROVIDED BY OPERATING ACTIVITIES	**12,463**	**(121,341)**
NET CASH USED IN INVESTING ACTIVITIES	**147,715**	**166,816**
NET CASH USED IN FINANCING ACTIVITIES	**(11,965)**	**3,537**
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**(806)**	**(1,234)**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**147,406**	**47,778**
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**601,661**	**(983)**
CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARIES, BEGINNING OF PERIOD	**-**	**(6,116)**
CASH AND CASH EQUIVALENTS, END OF PERIOD	**749,068**	**40,678**

(Note)
-Amounts less than one million yen are rounded down.

JAPAN TOBACCO INC
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT to Close U.S. Subsidiary for Leaf Purchasing Support

Aims to optimize the company's global leaf purchasing process

Tokyo, August 30, 2004 --- Japan Tobacco Inc. (JT) (TSE:2914) announced today that it will close the company's leaf purchasing support subsidiary, JT Proserve Inc. (JTP), located in Raleigh, North Carolina, in the United States, in an effort to continue optimizing the company's overall global leaf purchasing process. The closure of JTP is scheduled to begin in September, 2004.

After the acquisition of RJ Reynolds' international tobacco operations in 1999, JT pushed for integration in several areas with respect to the company's leaf purchasing programs for the entire JT group. This includes unification on the tobacco grades being procured, purchasing strategies and overall purchasing methods. In its latest medium-term management plan, "JT PLAN-V," JT also stated that the company would optimize its global tobacco leaf purchasing. In-line with these strategies and in order to expedite decision-making and to establish a more efficient business structure, the entire operational function of JT group's global leaf procurement was integrated into JT International S.A., a wholly owned subsidiary of JT.

After completion of the integration process, it was determined that JTP's role in the purchasing of tobacco leaves was no longer necessary and thus the decision was made to close the operation.

It is expected that the financial impact of this decision on the company's consolidated accounts will be minimal.

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JT

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.625 trillion in the fiscal year ended March 31, 2004.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and private restrictions relating to the use of tobacco products and the impact of government studies;
3. litigation in Japan and elsewhere;
4. our ability to successfully diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

Appendix

Summary of JT Proserve Inc.

Name of the Company: JT Proserve Inc.
Name of the Representative: Tetsuo Nishihara, President & CEO
Principal Place of Business: Raleigh, North Carolina, United States

Established: November 6, 2000
Capital: US$500,000 (as of December 31, 2003)
Number of Issued Shares: 1,000 (as of December 31st, 2003)
Shareholder Equity: US$694,000 (as of December 31, 2003)
Total Amount of Assets: US$1.02 million (as of December 31, 2003)

Type of Business: Technical support for global leaf purchasing for Japan Tobacco Inc.
Number of Employees: 7 (as of December 31, 2003)
Major Shareholder: Japan Tobacco Inc. (wholly-owned)

Latest Financial Results for JT Proserve Inc.:

(in thousands of US$)

	Fiscal Year ended December 31, 2003
Sales	2,550
Recurring Profit	144
Net Income	59